OPERATING AGREEMENT

FOR

STAYMENITY LLC

A DELAWARE MULTI-MEMBER LIMITED LIABILITY COMPANY

Agreement Date:

June 18, 2023

LLC Members:

STEVEN KESSLER (Co-owner– Executive Member)
MAKAN FOFANA (Co-owner– Executive Member)
MAX KESSLER (Co-owner– Executive Member)

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDI-TIONS WHICH ARE SET FORTH HEREIN.

I. PRELIMINARY PROVISIONS

(1) Effective Date: This operating agreement of effective **June 18, 2023**, is adopted by the members whose signatures appear at the end of this agreement (the "Agreement") belonging to **STAYMENITY LLC (the "LLC")**

(2) Formation: This limited liability company (LLC) was formed by filing Articles of Organization, a Certificate of Formation or a similar organizational document with **STAYMENITY LLC** "the LLC" filing office of the state of **DELAWARE** on the 18th day of October 2022. A copy of this organizational document has been placed in the LLC's records book.

(3) Name: The formal name of this LLC is stated as **STAYMENITY LLC,** located at **1211 Van Street SE , WASHINGTON DC 20003.** However, this LLC may also do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

(4) Registered Office and Agent: The registered office of this LLC and the registered agent at this address are as follows:

A Registered Agent, Inc.
8 THE GREEN, SUITE A
DOVER, DE 19901

The registered office and agent may be changed from time to time as the members may see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of the operating agreement if and when such a change is made.

(5) Business Purposes: The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of the following:

STAYMENITY LLC shall be organized for any and all lawful purposes for which an LLC may be organized pursuant to the provisions of the DELAWARE Limited Liability Company Act. STAYMENITY LLC is real estate company. The LLC shall be primarily conduct business as a real estate investment company which shall purchase both residential and commercial properties, then resell the purchased properties for a profit. The LLC shall be categorized under the NAICS code 531390.

The LLC shall offer, solicit, market, and sell its goods and services nationwide.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

(6) Duration of LLC: The duration of this LLC shall be stated as 'indefinite'. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

II. MEMBERSHIP PROVISIONS

(1) Non-liability of Members: No member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(2) Reimbursement for Organizational Costs: Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

(3) Management: This LLC shall be managed exclusively by all of its members

(4) Members' Percentage Interests: A member's percentage interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "percentage interest" in this LLC.

(5) Membership Voting: Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this operating agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the member's percentage interest in this LLC. Further, unless defined otherwise for a particular provision of this operating agreement, the phrase "majority of members" means the vote of members whose combined votes equal more than 50% of the votes of all members in this LLC.

Voting Rights %:

Max: 40%

Makan: 40%

Steven: 20%

(6) Compensation: Members shall not be paid as members of the LLC for performing any duties associated with such membership, including management of the LLC. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise.

(7) Members' Meetings: The LLC shall not provide for regular members' meetings. However, any member may call a meeting by communicating his or her wish to schedule a meeting to all other

members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine or other form of electronic communication to the member calling the meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting. If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the non-attending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the percentage interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each non-attending member promptly after the holding of the second postponed meeting. Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

(8) Membership Certificates: This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC, the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the Articles of Organization, Certificate of Formation or a similar organizational document, this operating agreement and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates. In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating, summarizing or referring to any transfer restrictions that apply to memberships in this LLC under the Articles of Organization, Certificate of Formation or a similar organizational document and/or this operating agreement, and the address where a member may obtain a copy of these restrictions upon request from this LLC. The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

(9) Other Business by Members: Each member shall agree not to own an interest in, manage or work for another business, enterprise or endeavor, if such Co-Ownership or activities would compete with this LLC's business goals, mission, profitability or productivity, or would diminish or impair the member's ability to provide maximum effort and performance in managing the business of this LLC.

III. TAX AND FINANCIAL PROVISIONS

(1) Tax Classification of *LLC:* The members of this LLC intend that this LLC be initially classified as an **LLC Corporation**, for federal and, if applicable, state income tax purposes. It is understood that all members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

(2) Tax Year and Accounting Method: The tax year of this LLC shall be **December 31st**. The LLC shall use the **accrual** as well as **cash-based** method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

(3) Tax Matters Partner: If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its members a "tax matters partner" in accordance with Internal Revenue Code Section 6231 (a) (7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the members on the progress and outcome of these dealings.

(4) *Annual Income Tax Returns and Reports:* Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. If this LLC is classified as a partnership for income tax purposes, this additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065 - Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form. This additional information shall also include a financial report, which shall include a balance sheet and profit and loss statement for the prior tax year of the LLC.

(5) Bank Accounts: The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments. One or more members of the LLC shall be designated with the consent of all members to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members of the LLC.

(6) Title to Assets: All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members.

IV. CAPITAL PROVISIONS

(1) Capital Contributions by Members: Members have made the following contributions of cash, property or services as shown next to each member's name below. Unless otherwise noted, cash and property described below shall be paid or delivered to the LLC on or by the date stated in future exhibits. It is understood that the members of the LLC shall contribute to the overall capital of the company to contribute towards costs, funding, and relief of debt of the LLC until the LLC has successfully obtained investment capital. Upon receiving any investment capital, the members shall be relieved from the personal liability of such costs as the investment capital will be used to pay such costs of operations, marketing, debt, and etc. The fair market values of items of property or services as agreed between the LLC and the contributing member are also shown below. The percentage interest in the LLC that each member shall receive in return for his or her capital contribution is also indicated for each member.

Priority of payments for founding members to be repaid initial investment
1. Max Kessler is paid an initial $60,000
2. After Max Kessler is re-paid, $60,000 distributions are shared equally until the remaining members are re-paid their initial investments.

NAME & ADDRESS TITLE INVESTMENT:

STEVEN KESSLER Founder -33,000
1211 VAN STREET WASHINGTON DC 20003

MAKAN FOFANA Founder - 32,265
4120 GRACE AVE THE BRONX, NY 10466

MAX KESSLER Founder - 91,000
49 GROVE STREET NEW YORK, NY 10014

NAME & ADDRESS TITLE EQUITY:

STEVEN KESSLER Founder – MEMBER 19.25%
1211 Van STREET WASHINGTON DC 20003

MAKAN FOFANA Founder - MEMBER 40.25%
4120 GRACE AVE THE BRONX, NY 10466

MAX KESSLER Founder–MEMBER 40.50%

49 GROVE STREET NEW YORK, NY 10014

- Ambassadors interest will vest only during sale of company or public offering of Staymenity. When Brand ambassadors equity vests, each member will be diluted at that time to cover the Ambassadors share.
- Steven interest in the Company shall vest pursuant to a 5 year vesting, which shall vest on the 30th per month in exchange for consecutive service to the Business of the company. The interest shall vest by 20% each year. Additionally, all founder's vesting schedules shall be subject to a 1 year cliff. Founders shall all reasonably agree to the consecutive service commitment for the purpose of this vesting schedule.
- Vesting will occur on the basis of following schedule:
- Steven will vest 5% as investment equity and the remaining 14.25% will vest in accordance with the below:
    - Until and through (first vesting date) neither founder's shares will vest
    - On and not before (first vesting date) 20% of each founder's shares will vest
    - On and not before the (second vesting date) 40% of each founder's shares will vest
    - On and not before the (third vesting date) 60% of each founder's shares will vest
    - On and after the 80% of each founder's shares will vest (fourth vesting date)
    - On and after the 100% of each founder's shares will vest (fifth vesting date) i.e. on end date each founder will be 100% vested.
    - The option shall not be exercisable with respect to any of the shares for the first year i.e. till (Jan 1, 2023). If the founder has provided services towards the business, the option shall become exercisable in 2nd year as to 2/5th i.e. 40% of the shares. In the 3rd year option would be vested as to 3/5 i.e. 60% of the shares. In the 4th year the vesting shall accrue as to 4/5th i.e. 80% of the shares. From 5th year onwards, the rights over the whole of the ownership share shall be vested on the founders.
    - If a founder who is subject to vesting schedule, departs the company prior to full vesting of his/her share, the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule.
    - All Founders must comply with their roles and responsibilities in order for their ownership to vest. Failure to do so, will result in the founder being voted out of the company and the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule beginning January 1, 2022.
- Makan interest in the Company shall vest pursuant to a 5 year vesting schedule, which shall vest on the 30th per month in exchange for consecutive service to the Business of the company. The interest shall vest by 20% each year. Additionally, all founder's vesting schedules shall be subject to a 1 year cliff. Founders shall all reasonably agree to the consecutive service commitment for the purpose of this vesting schedule.
- Vesting will occur on the basis of following schedule:
    - Until and through (first vesting date) neither founder's shares will vest
    - On and not before (first vesting date) 20% of each founder's shares will vest
    - On and not before the (second vesting date) 40% of each founder's shares will vest
    - On and not before the (third vesting date) 60% of each founder's shares will vest
    - On and after the 80% of each founder's shares will vest (fourth vesting date)

- On and after the 100% of each founder's shares will vest (fifth vesting date) i.e. on end date each founder will be 100% vested.
- The option shall not be exercisable with respect to any of the shares for the first year i.e. till (Jan 1, 2022). If the founder has provided services towards the business, the option shall become exercisable in 2nd year as to 2/5th i.e. 40% of the shares. In the 3rd year option would be vested as to 3/5 i.e. 60% of the shares. In the 4th year the vesting shall accrue as to 4/5th i.e. 80% of the shares. From 5th year onwards, the rights over the whole of the ownership share shall be vested on the founders.
- If a founder who is subject to vesting schedule, departs the company prior to full vesting of his/her share, the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule.
- All Founders must comply with their roles and responsibilities in order for their ownership to vest. Failure to do so, will result in the founder being voted out of the company and the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule beginning January 1, 2021.

- Max interest in the Company shall vest pursuant to a 5 year vesting schedule which shall vest on the 30th per month in exchange for consecutive service to the Business of the company. The interest shall vest by 20% each year. Additionally, all founder's vesting schedules shall be subject to a 1 year cliff. Founders shall all reasonably agree to the consecutive service commitment for the purpose of this vesting schedule.
- Vesting will occur on the basis of following schedule:
  - Until and through (first vesting date) neither founder's shares will vest
  - On and not before (first vesting date) 20% of each founder's shares will vest
  - On and not before the (second vesting date) 40% of each founder's shares will vest
  - On and not before the (third vesting date) 60% of each founder's shares will vest
  - On and after the 80% of each founder's shares will vest (fourth vesting date)
  - On and after the 100% of each founder's shares will vest (fifth vesting date) i.e. on the end date each founder will be 100% vested.
  - The option shall not be exercisable with respect to any of the shares for the first year i.e. till (Jan 1, 2022). If the founder has provided services towards the business, the option shall become exercisable in 2nd year as to 2/5th i.e. 40% of the shares. In the 3rd year option would be vested as to 3/5 i.e. 60% of the shares. In the 4th year the vesting shall accrue as to 4/5th i.e. 80% of the shares. From 5th year onwards, the rights over the whole of the ownership share shall be vested on the founders.
  - If a founder who is subject to vesting schedule, departs the company prior to full vesting of his/her share, the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule.
  - All Founders must comply with their roles and responsibilities in order for their ownership to vest. Failure to do so, will result in the founder being voted out of the company and the remaining portion of any unvested shares shall be returned to the company in accordance with the vesting schedule beginning beginning January 1, 2021

Roles:

Max: Overseeing business development (host & guest acquisition), strategy and implementation (website features, efficiencies). Will assist on current and future capital raises, oversee hiring in the non-technical sector (ie. Marketing, IT etc.), and ensuring goals are met.

Makan: Overseeing all submissions to Staymenity repos. Planning and overseeing integrations of various technologies (third party services, developer experience improvements, etc.) and strategy and implementation (website features, efficiencies) to the Staymenity platform and hiring in the technical and marketing sector.

Steven: Overseeing instagram reach-out, assisting in capital raise (pitch materials, schedule meetings with investors, and determine valuation to raise capital), assisting in new onboards (create listings in timely fashion), reach out to hosts, Oversee the finance/compliance as well as oversee the necessary hiring of the Finance and Compliance departments.

Failure to comply with the above will result in termination of the agreement for the respective founder (forfeit equity not vested). Two written warnings will have to be issued prior to termination. Voting majority will be required to terminate a founder in the agreement. Founders must track all their work in trello or other softwares in order to show what they are doing.

(2) Additional Contributions by existing and new members: The members may agree, from time to time by unanimous vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

(3) Failure to Make Contributions: If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by majority vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

(4) No Interest on Capital Contributions: No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

(5) Capital Account Bookkeeping: A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by each member's share of profits in the LLC, decreased by each member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

(6) Consent to Capital Contribution Withdrawals and Distributions: Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all members.

(7) Allocations of Profits and Losses: See priority of payments section for how members will be repaid initial capital contributions. After initial investment is recouped for the founding members stated in this agreement distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC. The profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to members according to each member's percentage interest in this LLC.

(8) Allocation and Distribution of Cash to Members: Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be distributed from time to time to members in accordance with each member's percentage interest in the LLC, as may be decided by all of the members.

(9) Allocation of Noncash Distributions: If proceeds consist of property other than cash, the members shall decide the value of the property and allocate such value among the members in accordance with each member's percentage interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members as otherwise provided in this agreement.

(10) Allocation and Distribution of Liquidation Proceeds: Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

(11) Investments and loans: Members agree that upon seeking any type of outside investment from venture capitals, hedge funds, seed investors, and or angel investors, the LLC shall automatically grant majority voting power to those appointed as managers of the LLC. The manager shall reserve the right to accept or deny any investment opportunities for reasons that the manager deems appropriate. It is understood by the members that the manager shall act on decisions that have the LLC's best interest in mind.

In the event that the LLC applies for a loan from a bank, institution or third-party entity, the appointed Chief Executive Officer, and the manager(s) of the LLC shall reserve the right to approve or deny the acceptance of such loan.

(12) Investment Equity: see above for allocation

(13) Bank Accounts: It is understood that all bank transactions, including but not limited to opening business checking and savings accounts must be done so explicitly but the manager(s) of the LLC with a majority vote made by the members and shareholders of the LLC.

(14) Acquisition of LLC: In the event that the LLC is acquired by another investor or company, it is agreed upon that the members and shareholders shall be compensated fairly, based on the members' and shareholders' amount of equity held in the company.

V. MEMBERSHIP WITHDRAWAL AND TRANSFER PROVISIONS

(1) Withdrawal of Members: A member may withdraw from this LLC by giving written notice to all other members at least **90** days before the date the withdrawal is to be effective.

(2) Restrictions on *the Transfer of Membership:* A member shall not transfer his or her membership in the LLC unless all non-transferring members in the LLC first agree to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other members of the LLC. Notwithstanding the above provision, any member shall be allowed to assign an economic interest in his or her membership to another person without the approval of the other members. Such an assignment shall not include a transfer of the member's voting or management rights in this LLC, and the assignee shall not become a member of the LLC.

(3) Quitting and Selling of Shares: If any member or manager withdraws from the LLC, the member, by contractual agreement shall forfeit all equity by selling his or her rights back to the LLC. If LLC is unable to purchase the withdrawing member's or manager's shares, the member shall have an option to reverse their decision of their withdrawal until the LLC has the ability to purchase these shares. The total payout of the purchasing of the shares of the member withdrawing from the LLC shall be calculated by twice the valuation of the company divided by the member's percentage of Co-Ownership and equity in the LLC.

VI. DISSOLUTION PROVISIONS

(1) Events That Trigger Dissolution of *the LLC:* The following events shall trigger dissolution of the LLC, except as provided:

> (a) the death, permanent incapacity, bankruptcy, retirement, resignation or expulsion of a member, except that within 30 days of the happening of any of these events, all remaining members of the LLC may vote to continue the legal existence of the LLC, in which case the LLC shall not dissolve;

> (b) the expiration of the term of existence of the LLC if such term is specified in the Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement;

> (c) the written agreement of all members to dissolve the LLC;

> (d) entry of a decree of dissolution of the LLC under state law.

VII. GENERAL PROVISIONS

(1) Officers: The LLC may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members of the LLC. Such positions may be compensated or non-compensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

(2) Records: The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC.

Copies of the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, a signed copy of this operating agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

- the amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;
- a schedule showing when any additional capital contributions are to be made by members to this LLC;
- a statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and
- a description of, or date when, the legal existence of the LLC will terminate under provisions in the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement.

If one or more of the above items is included or listed in this operating agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address. Any member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members is allowed, but copying costs shall be paid for by the requesting member.

(3) All Necessary Acts: The members and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or all members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members or officers of this LLC to transact specific items of business on behalf of the LLC.

(4) Indemnification: The LLC shall indemnify the Member and those authorized officers, agents, and employees of the LLC identified in writing by the Member as entitled to being indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Member (as the Member or officer, agent, or employee) or any such office, agent, or employee in connection with the business of the LLC, except to the extent prohibited by the laws of the state that governs this Agreement. In addition, the LLC may advance costs of defense of any proceeding to the Member or any such officer, agent, or employee upon receipt by the LLC of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the LLC.

(5) Mediation and Arbitration of *Disputes Among Members:* In any dispute over the provisions of this operating agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute. If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request. All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so.

(6) Governing Law: This Agreement shall be governed by, and interpreted an enforced in accordance with, the substantive laws of the State in which the LLC was formed, without reference to the conflicts of law rules of that or any other jurisdiction.

(7) Entire Agreement: This operating agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except by a written instrument executed by all the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among any and all members of this LLC.

(8) Severability: If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

(9) Hiring New Employees: It is understood by all members that the process of hiring new employees shall be contingent upon the approval of the manager(s) and Executive Officers of the LLC. It is understood that the LLC shall be in good financial standing in order to accept new personnel

VIII. SIGNATURES OF MEMBERS

Execution of Agreement: In witness whereof, the members of this LLC sign and adopt this agreement as the operating agreement of this LLC.

Date: June 18, 2023

DocuSigned by:

Steven kessler

B6AB8545BA8541F...

Signature: x_____

Printed Name: STEVEN KESSLER
Co-owner & Executive Member

State of Incorporation: DELAWARE

Date: June 18, 2023

DocuSigned by:

Makan Fofana

6EC20050DB2846B...

Signature: x_____

Printed Name: MAKAN FOFANA
Co-owner & Executive Member

State of Incorporation: DELAWARE

Date: June 18, 2023

DocuSigned by:

B3FEC240870649F...

Signature: x_____

Printed Name: MAX KESSLER
Co-owner & Executive Member

State of Incorporation: DELAWARE